SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SIGNS MASTER AGREEMENT WITH A MAJOR

MARKETING AND BRAND LOYALTY PROVIDER; FURTHER STRENGTHENS ITS

PRESENCE IN CANADA

January 7th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), has signed a two year master service agreement with the Canadian operations of one of the world’s largest providers of brand loyalty, sales incentives and employee reward and recognition programs. The company does business with thirty of the world’s Fortune 50 companies and had 100 million people participate in its programs last year.

The first program launched under this agreement enables the company to incorporate Snipp’s receipt processing and purchase validation technology into a mobile loyalty application it is creating for one of its blue-chip clients.

According to Snipp CEO, Atul Sabharwal, “While many of our Master Service Agreements (MSAs) are directly with big blue chip brands, agreements with strategic partners are a key part of our strategy to establish our technology as the industry’s de facto receipt processing technology.”

“Loyalty partners are one such channel, but we are also actively looking to extend relationships with other large partners in the media, coupon, reward and marketing agency sectors,” added Sabharwal.

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. Snipp provides a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. The services span four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. It supports any qualification criteria, and works across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.